Room 3106, Building B s #39 East 3rd Ring Middle Road s Chaoyang District s

Beijing 100022 s People’s Republic of China s (+86) 105869-3011

April 8, 2016

Ms. Susan Block, Attorney Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Shineco, Inc.

Comment Letter Dated April 8, 2016 regarding

Registration Statement on Form S-1

File No. 333-202803

Dear Ms. Block:

On behalf of Shineco, Inc. (the “Registrant”) and in response to the comments set forth in your letter dated April 8, 2016, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 8 to the captioned Registration Statement (the “Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein.

Exhibit 5.1

1.	Please refer to the third paragraph. Please delete the last sentence that says, “[w]e advise you that we are not licensed to practice in the State of Delaware.” It is not appropriate to “carve out” the law of the relevant jurisdiction or indicate that counsel is not qualified to opine on that law. Please refer to Section II.B.3.c. of Staff Legal Bulletin, No. 19, available on our website at www.sec.gov.

We have filed an edited Exhibit 5.1 opinion deleting the last sentence in the third paragraph per your request.

Ms. Susan Block, Assistant Director

April 8, 2016

2.	Please refer to page 2 of the opinion. As to the warrants, please revise to opine that the warrant is a binding obligation of the registrant under the law of the jurisdiction governing the warrant. Refer to Section II.B.1.f. of Staff Legal Bulletin No. 19.

We have filed an edited Exhibit 5.1 opinion which opines that the warrants are binding obligations under New York law.

3.	Please revise to remove the limitation on reliance in the last paragraph of the opinion. Purchasers of the securities in the offering are entitled to rely on the opinion. Refer to Section II.B.3.d. of Staff Legal Bulletin No. 19.

We have filed an edited Exhibit 5.1 opinion which removes the limitation on reliance in the last paragraph of the opinion per your request.

Thank you in advance for your assistance in reviewing this response and the Amendment to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Yuying Zhang
Yuying Zhang

Chief Executive Officer